FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Nomura Holdings 104th Fiscal Year First Quarterly Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 10, 2007	By:	/s/ TOSHIO HIROTA
Toshio Hirota
Executive Managing Director

[English Translation]

NOMURA

Nomura Holdings, Inc.

104th Fiscal Year First Quarterly Report

To Our Shareholders

I am pleased to present you with our business report for the first quarter (April 1, 2007 – June 30, 2007) of the fiscal year ending March 31, 2008.

During the first quarter the Japanese economy continued to expand moderately, underpinned by both an increase in capital investment on the back of higher corporate earnings, and firm individual consumption owing to improvement in the labor market.

Meanwhile, although adjustment in the housing market further slowed the U.S. economy to some extent, economic expansion continued in Europe, and Asia maintained its robust economic growth.

The Japanese stock market advanced during the quarter, supported by stronger corporate earnings and a weakening yen.

Amidst this environment, all five of our business divisions performed well, although our RMBS (Residential Mortgage Backed Securities) business in the U.S. was impacted by the turmoil in the market. Under accounting principles generally accepted in the United States (US GAAP), consolidated net revenue increased 22.3% from the previous quarter to 380.7 billion yen, while income before income taxes rose 71.8% to 142.8 billion yen. Net income for the first quarter was 76.7 billion yen, 2.3 times the level of the previous quarter, while return on equity (ROE) was 13.7%.

As previously announced, the annual target dividend for the current fiscal year is 34 yen per share, representing a 2 yen per share increase from the previous fiscal year. As such, the dividend for the first quarter will be 8.5 yen per share.

Going forward, we will strive to achieve our business targets by further expanding highly-profitable businesses with solid growth potential, as well as accelerating our focus on our competencies in the U.S.

We look forward to your continued support.

August 2007

Nobuyuki Koga
President and Chief Executive Officer
Nomura Holdings, Inc.

First Quarter Results Key Points

•	First quarter ROE (annualized) of 13.7%

•	Commissions for distribution of investment trusts* of 39.6 billion yen, a record high since quarterly reporting under US GAAP started

•	Global Merchant Banking exited investments in Europe and Japan

*	Nomura Securities

First Quarter Financial Highlights

Net revenue for the first quarter was 380.7 billion yen (+22.3% QoQ, +84.9% YoY). Income before income taxes was 142.8 billion yen (+71.8% QoQ, +4.3 times YoY). Net income was 76.7 billion yen (+2.3 times QoQ, +3.8 times YoY). ROE (annualized) for the first quarter was 13.7%.

Domestic Retail	Number of accounts and Domestic Client Assets expanding firmly

Net revenue of 121.8 billion yen (-1.8% QoQ, +15.4% YoY), income before income taxes of 50.6 billion yen (+16.8% QoQ, +18.8% YoY).

Domestic Client Assets increased by 3.1 trillion yen* to 88.3 trillion yen.

•	Number of accounts with an outstanding balance increased by 49 thousand* to over 4 million accounts.

•	Commissions for distribution of investment trusts** grew 1.4% QoQ to 39.6 billion yen on continued strong sales of investment trusts.

•	Stock brokerage commissions declined 23.3% QoQ to 22.2 billion yen.

*	From end of prior quarter
**	Nomura Securities

Global Markets	Order flow for interest rate and currency-linked structured bonds at record high

Net revenue of 108.9 billion yen (+15.1% QoQ, +58.1% YoY), income before income taxes of 26.0 billion yen (+8.8% QoQ, +81.8% YoY).

•

Fixed Income net revenue increased 94.8% QoQ to 42.4 billion yen as order flow for interest rate and currency-linked structured bonds reached a record high, more than offsetting the impact of the deterioration in the US RMBS market.

•	Equity net revenue declined 7.0% QoQ to 61.9 billion yen due mainly to a drop in MPO trading revenue.

Global Investment Banking	Topped M&A advisory and Equity and Equity-related league tables*

Net revenue of 36.7 billion yen (+38.1% QoQ, +95.3% YoY), income before income taxes of 20.7 billion yen (+78.2% QoQ, +3.7 times YoY).

•	In equity financing, we acted as lead manager for such large deals as a public offering by Daikin Industries and a secondary offering by Japan Petroleum Exploration.

•

In M&A, we acted as financial advisor on All Nippon Airways’ sale of its hotel business and the business restructuring of Jupiter TV by Sumitomo Corporation. Internationally, we acted as global coordinator on the IPO of PIK Group, a major Russian residential property developer, and we advised Vedanta Resources of the UK on its acquisition of an Indian iron ore company from Mitsui & Co.

*	First half of CY2007 (Japan related), Thomson Financial

Global Merchant Banking	Exited investments in Europe and Japan

Net revenue of 43.4 billion yen, income before income taxes of 40.1 billion yen.

•	Sale of Deutsche Annington, an investee company of Terra Firma in Europe, and Wanbishi Archives, a Nomura Principal Finance investee company.

Asset Management	Record level of assets under management

Net revenue of 26.4 billion yen (+9.7% QoQ, +49.7% YoY), income before income taxes of 12.2 billion yen (+52.4% QoQ, +2.3 times YoY). Total assets under management increased by 3.6 trillion yen* to 30.6 trillion yen.

•	Net assets in funds for bank customers up 260 billion yen* to 2.2 trillion yen, while net assets in funds distributed through Japan Post rose 112 billion yen* to 537.1 billion yen.

•

Launched Nomura Asset Design Fund, a target year fund for distribution through Japan Post, and Nomura Global Contrarian Fund and Nomura RAFI® Japan Equity Fund for distribution through Nomura Securities.

*	From the end of previous quarter

Note: In business segment information, businesses not included in the five business divisions are included in “Other”. “Other” income before income taxes of minus 1.8 billion yen.

New Branch Introduction (Nomura Securities Co., Ltd.)

At Nomura Securities Co., Ltd., we aim to provide high-quality services that meet our customers’ diverse needs. Our strategy for achieving this includes proactively opening branches that match the characteristics of the local area.

During the previous fiscal year, we opened 14 new branches, and continued our efforts in this fiscal year’s first quarter, opening 9 new branches. This included a new Saitama Branch, which was accompanied by the restructuring of the operations of the former Saitama Branch (renamed Omiya Nishiguchi Branch) and the Omiya Branch in order for the new Saitama Branch to focus on serving businesses, other institutions and high-net-worth individuals in the area.

April 6	Konandai Branch (Konan Ward, Yokohama City)

April 16	Saitama Branch (Omiya Ward, Saitama City)

April 19	Iidabashi Branch (Shinjuku Ward, Tokyo)

April 24	Kanda Branch (Chiyoda Ward, Tokyo)

April 27	Kamakura Branch (Kamakura City, Kanagawa)

May 7	Hamadayama Branch (Suginami Ward, Tokyo)

May 9	Ibaraki Branch (Ibaraki City, Osaka)

May 25	Tsurumi Branch (Tsurumi Ward, Yokohama City)

June 25	Daito Branch (Daito City, Osaka)

With these new branch openings, there are now a total of 157 branches (including the Head Office) as of the end of the first quarter (June 30, 2007). We will continue to open new branches in the second quarter and onward, including a Sangenjaya Branch in Tokyo’s Setagaya Ward.

August 1	Sangenjaya Branch (Setagaya Ward, Tokyo)

Nomura Fund Wrap

Nomura Fund Wrap* is a service that helps clients build their assets. Beginning with a thorough consultation to determine the client’s needs, we structure an investment plan proposal that meets the client’s individual circumstances and life plans.

Following the proposal, we enter into a discretionary investment contract with the client, and subsequently manage the client’s assets in accordance with the terms of the contract.

With Nomura Fund Wrap, clients keep track of their portfolio performance via regular investment performance reports, and are able to revise the investment plan as necessary based on changes in their financial condition and/or the investment environment.

Flow from Financial Consultation to Investment Plan Revision

1.	Financial Consultation

2.	Investment Proposal

3.	Discretionary Investment Contract

4.	Investment

5.	Investment Performance Report

6.	Investment Plan Revision

* Nomura Securities	Investment Advisory Registration Number	Kanto Local Finance Bureau	No. 1234
	Discretionary Investment Advisory License Number	Prime Minister	No. 57
	Japan Securities Investment Advisers Association	Membership Number	No. 011-01234

Shareholder Notes

Fiscal Year	April 1 to March 31

Number of Shares Constituting One

Trading Unit	One Hundred (100)

	1st Quarter	2nd Quarter	3rd Quarter	Year-end

Record Date for Dividend Payments	June 30	September 30	December 31	March 31

Dividend Payment Date	September 1	December 1	March 1	June 1

General Meeting of the Shareholders	Held in June

Notification Methods	Electric Notification

(Posted on the Company Homepage)

http://www.nomuraholdings.com/jp/investor (Japanese)

* When electronic notification cannot be made for causes that cannot be avoided, notices will be posted in the Nihon Keizai Shimbun.

[Attachments to 104th Fiscal Year    First Quarterly Report]

Focus 1 – The Dematerialization of Stock Certificates

Q: Do you have stock certificates in your physical possession?

A: Under current plans, in January 2009 all stock certificates will be transferred to an electronic book-entry system. If the stock certificates in your possession are still in the name of another person at that time, you may lose your rights as a shareholder. Let’s take a look at what the dematerialization of stock certificates will entail:

The Dematerialization of Stock Certificates

Stock certificates will be dematerialized.

Preparations are underway for stocks of listed companies to be transferred into a new book-entry system on a target date in early January 2009 (this is the “dematerialization of stock certificates”). The stock certificates currently in your possession will lose their validity, and the shareholder rights associated with these certificates will be managed electronically under the new book-entry system.

The stock certificates themselves will lose their validity, but they will be managed under a special account the issuing company has opened at a financial institution, thereby securing the shareholder rights (right to receive dividends, etc.). However, this special account is not intended for the purpose of transferring stocks within the system, thereby placing restrictions on the sale of such stocks.

è What should you do? è

People who have stock certificates in their physical possession should quickly open a custody account at Nomura and take advantage of the Central Securities Custody & Book-Entry Transfer System.

*Domestic Stock Custody Account Fees apply.

After stock certificates are dematerialized, no administrative procedures will be necessary, and your shareholder rights will be automatically protected. You will also be able to sell shares freely, without restrictions.

Q: What is the Central Securities Custody & Book-Entry Transfer System? How can I use it?

A: The Central Securities Custody & Book-Entry Transfer System was established in 1991 as a not-for-profit foundation with the purpose of ensuring smooth custody and delivery of securities. It has since become a stock company called JASDEC.

You can use the system by depositing your stock certificates with a securities company and submitting the “Effective Shareholder Registration Form.” (*Domestic Stock Custody Account Fees apply.)

Q: If I deposit my stock certificates in the JASDEC system, why are no administrative procedures necessary after the system migration involved in the dematerialization of stock certificates?

A. Legal measures have been put in place to ensure that stocks in the JASDEC system account will be automatically transferred to the accounts of securities companies in a smooth manner.

Q: What regarding “special accounts” should I be concerned about?

A: Special accounts will be automatically opened when stock certificates are dematerialized, as a measure to “rescue” shareholders who did not deposit their shares in the JASDEC system. However, the special accounts will be opened in the name of the shareholder at the time of system migration, so people who have not changed the shareholder name may lose their shareholder rights.

Focus 2

We proactively perform our role in supporting society’s development as a comprehensive financial services group.

Environment

Nomura Group companies work together to protect the environment.

Efforts to Prevent Climate Change

Nomura Group employees make an effort to conserve energy and reduce the burden on the environment by turning off lights in areas not in use and by being careful not to overcool or overheat office space. Nomura Group also helps to reduce actual CO2 emissions by purchasing Green Power Certificates.

Finance & Economics Education

Finance Courses for Universities

Nomura Group began offering finance courses at universities across Japan in 2001. In fiscal 2006, a total of 548 Nomura Group employees and executives gave lectures at 127 universities.

“The T-Shirt Shop” – An Introduction to Finance & Economics for Junior High School Students

Began distribution in 2006 to junior high schools nationwide that requested the book.

Donated 110,000 sets to approximately 1,200 schools in 2007.

Received award at the inaugural Kids Design Award 2007.

Community Involvement Activities

Nomura Group participates in community activities both in Japan and overseas.

Pacific Music Festival

The Pacific Music Festival is an international music education festival conceived by the late Leonard Bernstein that has been held since 1990.

Nomura Group supports the Festival’s aim of developing global music culture by fostering young musicians.

In 2007, 116 academy students selected through auditions from 21 cities around the world gathered for the 18th Pacific Music Festival. The students displayed their talents under the direction of a team of top-class instructors.

Special Note Regarding Forward-Looking Statements

This document contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this document.